Exhibit 1

7 January 2004

Sportech PLC Pre-Close Statement

Sportech PLC (“Sportech” or “the Company”), owner of Littlewoods Gaming, the UK’s leading home gaming company, today issues the following pre-close statement relating to the financial year ended 31 December 2003.

ITV Interactive Gaming Progress
Sportech is pleased to announce that its interactive customer account registration technology, developed for the ITV interactive service, has passed testing and is now available to over 7m households, enabling ITV interactive viewers to register their details and deposit funds with Littlewoods Gaming.

Two games are now available on the ITVi service, one of which is a scratchcard style game offering instant win prizes of up to £100,000. Further games are expected to be introduced on the service, ahead of the official commencement of Sportech’s long-term contract with ITV in March 2004.

Betting
Betting revenues from Littlewoods Bet Direct, Sportech’s sports betting operation have continued to grow across telephone and internet, and margins have also improved in the second half of the year. However, whilst trading results from this part of the business will show an improved performance over the first half of the year, they are expected to fall short of market expectations. This is due to development costs associated with the new interactive television distribution channels and a continued poor run of horse racing results, particularly affecting internet betting.

In late November Bet Direct extended its distribution reach, via television, with the launch of a full sportsbook betting service on Sky Active, available to over 7m households. Sportech also plans to add fixed-odds games to this distribution channel in Spring 2004.

Soft Gaming
Sportech’s soft gaming operation, which includes football pools, scratchcards, lottery and instant win games and on-line casino games, and accounts for the majority of Sportech’s profits, is trading in line with market expectations.

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Further information:

Sportech PLC Suzanne Judge, Head of Corporate Communication Bell Pottinger Financial Jonathon Brill / Charles Reynolds	0151 288 3059 0207 861 3232

Editors Notes:

Sportech PLC provides a variety of betting and gaming opportunities to over 1.7m customers through Littlewoods Gaming, the UK’s leading home gaming company.

Sportech is developing Littlewoods Gaming through the utilisation of new channels of distribution to bring more games to more players in the home, capitalising on the strengths of the well-known and trusted Littlewoods brand.

The Littlewoods Gaming portfolio of products includes: football pools and football games, sports betting, charity lotteries and casino and entertainment games. Products are available on-line, on interactive television, via telephone, post, and a UK network of collectors who visit customers in their homes.

Sportech PLC is listed on the London Stock Exchange. For more information, visit www.sportechplc.com.